--------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated  average  burden
                                                      hours per response......11
                                                      --------------------------



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Susan Levine
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 17 Pages
                         Exhibit Index Found on Page 18

                                       13D
===================
CUSIP No. 143436400
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 630,485 Shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    108,415
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    108,415
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            108,415
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 18 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 630,485 Shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    348,400
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    348,400
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            348,400
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.8%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 18 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 630,485 Shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    630,485
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    630,485
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            630,485
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 18 Pages

                                       13D
====================
CUSIP No. 143436400
====================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 630,485 Shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    456,815
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    456,815
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            456,815
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 18 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 630,485 Shares, which is 5.1% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                    SOLE VOTING POWER
                            7
        NUMBER OF                   -0-
                        ------------============================================
         SHARES                     SHARED VOTING POWER
      BENEFICIALLY          8
        OWNED BY                    630,485
                        ------------============================================
          EACH                      SOLE DISPOSITIVE POWER
                            9
        REPORTING                   -0-
       PERSON WITH      ------------============================================
                                    SHARED DISPOSITIVE POWER
                            10
                                    630,485
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            630,485
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 6 of 18 Pages

Item 1.  Security And Issuer
------   -------------------

         This statement relates to shares of common stock, par value $0.03 per share (the "Shares"), of Carmike Cinemas, Inc. (the "Company"). The Company's principal offices are located at 1301 First Avenue, Columbus, Georgia 31901.

Item 2.  Identity And Background
-------  -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The  Partnerships
         -----------------

                  (i) Watershed Capital Partners, L.P., a Delaware limited partnership ("WCP"), with respect to the Shares held by it; and

                  (ii) Watershed Capital Institutional Partners, L.P., a Delaware limited partnership ("WCIP"), with respect to the Shares held by it.

         WCP and WCIP are together referred to herein as the "Partnerships."

         The Management Company
         ----------------------

                  (iii) Watershed Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by Watershed Capital Partners (Offshore), Ltd. ("Watershed Offshore"), an entity managed by the Management Company, and with respect to the Shares held by the Partnerships, for which the Management Company serves as an investment adviser.

         The General Partner
         -------------------

                  (iv) WS Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares held by each of the Partnerships.

         The Managing Member
         -------------------

                  (v) Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares held by the Partnerships and Watershed Offshore.

         Meridee A. Moore is referred to herein as the "Individual Reporting Person."


                               Page 7 of 18 Pages

         (b) The address of the principal business and principal office of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.

         (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of an investment adviser. The principal business of the Individual Reporting Person is serving as the Senior Managing Member of both the Management Company and the General Partner.

         (d) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration
------  --------------------------------------------------

         The net investment cost (including commissions) for the Shares held by each of the Partnerships and Watershed Offshore is set forth below:


                               Page 8 of 18 Pages

      Entity                   Shares Held                   Approximate Net
      ------                   -----------                   ---------------
                                                             Investment Cost
                                                             ---------------
      WCP                        108,415                      $3,645,607
      WCIP                       348,400                     $11,622,560
      Watershed Offshore         173,670                      $5,903,252



         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisition reported above from its working capital.

Item 4.  Purpose Of The Transaction
------   --------------------------

         The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.
         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
         Also, consistent with their investment intent and in an effort to maximize shareholder value, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations.


                               Page 9 of 18 Pages

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         (a)      The Partnerships
                  ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,309,002 Shares outstanding as of May 3, 2005 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed with the Securities and Exchange Commission on May 10, 2005.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the


                              Page 10 of 18 Pages

                           Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For information regarding transactions by the Management Company on behalf of the Partnerships, see
                           Item 5(a) above.

                  (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.


                              Page 11 of 18 Pages

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and each of the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         -------------------------------------------------------

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.


                              Page 12 of 18 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2005


                           /s/ Meridee A. Moore
                        ----------------------------------------
                        WS PARTNERS, L.L.C.,
                        On its own behalf and
                        As the General Partner of
                        WATERSHED CAPITAL PARTNERS, L.P.
                        and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                        Senior Managing Member


                            /s/ Meridee A. Moore
                         ----------------------------------------
                         WATERSHED ASSET MANAGEMENT, L.L.C.
                         By Meridee A. Moore,
                         Senior Managing Member


                           /s/ Meridee A. Moore
                         ----------------------------------------
                         Meridee A. Moore






                              Page 13 of 18 Pages

                                   SCHEDULE A
                                   ----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------


                                      NO. OF SHARES              PRICE
           TRADE DATE                 PURCHASED               PER SHARE ($)
          ------------               -----------              -------------

           7/15/2005                     2,500                    29.05
           7/29/2005                     1,400                    30.18




                              Page 14 of 18 Pages

                                   SCHEDULE B
                                   ----------

                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------


                                     NO. OF SHARES               PRICE
           TRADE DATE                 PURCHASED               PER SHARE ($)
           ------------              -----------              -------------

           7/15/2005                     7,600                    29.05
           7/29/2005                     4,000                    30.18



                              Page 15 of 18 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., see Schedules A and B, respectively.

                                     NO. OF SHARES               PRICE
           TRADE DATE                 PURCHASED               PER SHARE ($)
           ------------              -----------              --------------

           7/15/2005                     4,900                    29.05
           7/29/2005                     2,600                    30.18


                              Page 16 of 18 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)




                              Page 17 of 18 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 5, 2005


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            WS PARTNERS, L.L.C.,
                            On its own behalf and
                            As the General Partner of
                            WATERSHED CAPITAL PARTNERS, L.P.
                            And WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                            Senior Managing Member


                                /s/ Meridee A. Moore
                            ----------------------------------------
                            WATERSHED ASSET MANAGEMENT L.L.C.
                            By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            Meridee A. Moore



                              Page 18 of 18 Pages